

November 1, 2022

Dana Russell
Chief Financial Officer
Vivint Smart Home, Inc.
4931 North 300 West
Provo , UT 84604

      Re: Vivint Smart Home, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed March 1, 2022
          File No. 001-38246

Dear Dana Russell:

We have reviewed your October 4, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations. Adjusted EBITDA, page 60

1. We note your response to prior comment number 1. Please remove the adjustment "Consumer financing fees" from Adjusted EBITDA as your presentation substitutes an individually tailored revenue recognition and measurement method for that of GAAP. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

   You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services